SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
          (Under Section 13(e) of the Securities Exchange Act of 1934)

                          Herbalife International, Inc.

                                (Name of Issuer)

                          Herbalife International, Inc.
                        WH Holdings (Cayman Islands) Ltd.
                              WH Acquisition Corp.
                                 Whitney V, L.P.
                           CCG Investments (BVI), L.P.
                               Francis X. Tirelli
                                Douglas G. Sages

                           (Name of Person(s) Filing)

                      Class A Common Stock, $.01 Par Value
                      Class B Common Stock, $.01 Par Value

                         (Title of Class of Securities)

                              42 6908208 (Class A)
                              42 6908307 (Class B)

                      (CUSIP Number of Class of Securities)

                                Steven E. Rodgers
                                    President
                        WH Holdings (Cayman Islands) Ltd.
                             c/o Whitney & Co., LLC
                                177 Broad Street
                               Stamford, CT 06901
                                 (203) 973-1442

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statements)

                                   Copies to:

Thomas C. Meriam, Esq.                       Jonathan Layne, Esq.
Chadbourne & Parke LLP                       Gibson, Dunn & Crutcher LLP
30 Rockefeller Plaza                         333 South Grand Avenue
New York, New York 10112                     Los Angeles, California 90071

This statement is filed in connection with (check appropriate box):

a.   [X]       The filing of solicitation materials or an information
               statement subject to Regulation 14A, Regulation 14C or Rule
               13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b.   [ ]       The filing of a registration statement under the Securities Act of 1933.

c.   [ ]       A tender offer.

d.   [ ]       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are the preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*    AMOUNT OF FILING FEE
              $678,235,478               $62,398

* The filing fee was determined based upon (a) the product of (i) the 32,493,762 shares of common stock to be retired in the merger and (ii) merger consideration of $19.50 per share of common stock, (b) plus $44,607,119 expected to be paid upon cancellation of all outstanding options (the "Total Consideration"). The filing fee was determined by calculating a fee of $92 per $1,000,000 of the Total Consideration.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party: Herbalife International, Inc.
Form of Registration No: Schedule 14A        Date Filed:  May 7, 2002

                                  INTRODUCTION

          This Rule l3e-3 Transaction Statement on Schedule l3E-3 (the "Schedule l3E-3") is being filed by Herbalife International, Inc., a Nevada corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, WH Holdings (Cayman Islands) Ltd., a Cayman Islands corporation ("WH Holdings") and WH Acquisition Corp., a Nevada corporation ("WH Acquisition"). This transaction statement relates to the Agreement and Plan of Merger, dated April 10, 2002 (the "Merger Agreement"), among the Company, WH Holdings and WH Acquisition, pursuant to which WH Acquisition will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation.

          Under the terms and subject to the conditions of the Merger Agreement,
(a) each outstanding share of Class A Common Stock and Class B Common Stock will be converted into the right to receive $19.50 in cash without interest thereon (the "Merger Consideration"); and (b) each outstanding option to acquire a share of Common Stock will be converted into the right to receive an amount per share equal to the Merger Consideration minus the exercise price per share for each such option, without interest thereon (the "Option Consideration").

          Concurrently with the filing of this Schedule l3E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Act relating to the annual meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a), and a copy of the Merger Agreement is attached hereto as Exhibit
(d). All references in this Schedule l3E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Act.

          The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference to this Schedule l3E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

          All information contained in this Schedule 13E-3 relating to a particular person filing hereunder has been provided by such individual or entity for inclusion herein.

ITEM 1.   SUMMARY TERM SHEET.

          ITEM 1001

          The information contained in the section of the Proxy Statement entitled "SUMMARY TERM SHEET" is incorporated herein by reference.



ITEM 2.   SUBJECT COMPANY INFORMATION.

          ITEM 1002

          (a) The information contained in the section of the Proxy Statement entitled "SUMMARY TERM SHEET - The Parties" is incorporated herein by reference.

          (b) The information contained in the section of the Proxy Statement entitled "THE MEETING - Voting Information" is incorporated herein by reference.

          (c) The information contained in the section of the Proxy Statement entitled "THE MEETING - Comparative Market Price Data" is incorporated herein by reference.

          (d) The information contained in the section of the Proxy Statement entitled "THE MEETING - Dividends" is incorporated herein by reference.

          (e)       None.

          (f)       None.



ITEM 3.   IDENTITY AND BACKGROUND OF THE FILING PERSON.

          ITEM 1003

          (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    SUMMARY TERM SHEET - The Parties - Herbalife

                    SUMMARY TERM SHEET - The Parties - WH Holdings

                    SUMMARY TERM SHEET - The Parties - WH Acquisitions

                    THE MEETING - Principal Stockholders and Security Ownership of Management

                    ELECTION OF DIRECTORS

                    THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger - Filing Persons

          (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    SUMMARY TERM SHEET - The Parties - Herbalife

                    SUMMARY TERM SHEET - The Parties - WH Holdings

                    SUMMARY TERM SHEET - The Parties - WH Acquisition

                    ELECTION OF DIRECTORS

                    THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger - Filing Persons

          (c)(1),   The information contained in the section of the Proxy
          (c)(2) Statement entitled "ELECTION OF DIRECTORS" is incorporated herein by reference.

          (c)(3)    None.

          (c)(4)    None.



ITEM 4.   TERMS OF THE TRANSACTION.

          ITEM 1004

          (a)(1)    Not Applicable.

          (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    SUMMARY TERM SHEET - The Merger

                    THE MEETING - Required Vote

                    THE MERGER - Background of the Merger

                    THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                    THE MERGER - Special Factors - Effects of the Merger

                    THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                    THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                    INTERESTS OF CERTAIN PERSONS IN THE MERGER

                    THE MERGER - Federal Income Tax Consequences

          (b)       Not Applicable.

          (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                    INTERESTS OF CERTAIN PERSONS IN THE MERGER

          (d) The information contained in the section of the Proxy Statement entitled "THE MERGER - Dissenters' Rights" is incorporated herein by reference.

          (e)       None.

          (f)       None.



ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          ITEM 1005

          (a) The information contained in the section of the Proxy Statement entitled "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS - Executive Compensation" is incorporated herein by reference.

          (b)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MERGER - Background of the Merger

                    THE MERGER - Financing of the Merger - Preferred Equity Financing

                    THE MERGER AGREEMENT - Directors and Officers of Herbalife Following the Merger

                    THE MERGER AGREEMENT - Conduct of Herbalife Business After the Merger

                    INTERESTS OF CERTAIN PERSONS IN THE MERGER

          (d)       Not Applicable.

          (e) The information contained in the following sections of the Proxy Statement and Annex A to the Proxy Statement are incorporated herein by reference:

                    INTERESTS OF CERTAIN PERSONS IN THE MERGER

                    THE MERGER - Financing of the Merger

                    THE MERGER AGREEMENT

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          ITEM 1006

          (a)       Not Applicable.

          (b), (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    SUMMARY TERM SHEET

                    THE MEETING - Dividends

                    THE MERGER - Special Factors - Effects of the Merger

                    THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                    THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                    THE MERGER - Background of the Merger

                    THE MERGER AGREEMENT - Directors and Officers of Herbalife Following the Merger

                    THE MERGER AGREEMENT - Employees of Herbalife

                    THE MERGER AGREEMENT - Payment for Herbalife Common Stock and Options



ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

          ITEM 1013

          (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MERGER - Special Factors - Effects of the Merger

                    THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                    THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                    THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                    THE MERGER - Background of the Merger

                    THE MERGER - Herbalife Board of Directors' Recommendation

          (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MERGER - Special Factors - Effects of the Merger

                    THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                    THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                    THE MERGER - Federal Income Tax Consequences



ITEM 8.   FAIRNESS OF THE TRANSACTION.

          ITEM 1014

          (a)-(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                    THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                    THE MERGER - Herbalife Board of Directors' Recommendation

                    THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                    THE MERGER - Background of the Merger

                    THE MEETING - Required Vote

          (f) The information contained in the section of the Proxy Statement entitled "THE MERGER - Background of the Merger" is incorporated herein by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

          ITEM 1015

          (a)-(c) The information contained in the following sections of the Proxy Statement and Annex B and Annex C to the Proxy Statement is incorporated herein by reference:

                    THE MERGER - Opinion of Barrington Associates

                    THE MERGER - Overview of Barrington Associate's Analysis

                    THE MERGER - Opinion of Morgan Stanley & Co. Incorporated



ITEM 10.  SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          ITEM 1007

          (a), (b), The information contained in the section of the Proxy
          (d) Statement entitled "THE MERGER - Financing of the Merger" is incorporated herein by reference.

          (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MERGER AGREEMENT - Expenses of the Transaction

                    INTERESTS OF CERTAIN PERSONS IN THE MERGER - Fees Payable to the Financial Advisors



ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          ITEM 1008

          (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MEETING - Principal Stockholders and Security Ownership of Management

                    THE MERGER - Financing of the Merger

                    INTERESTS OF CERTAIN PERSONS IN THE MERGER - Arrangements with Continuing Management

          (b)       None.



ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

          ITEM 1012

          (a)       Not Applicable.

          (b)       Not Applicable.

          (c)       Not Applicable.

          (d), (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MEETING - General

                    THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                    THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                    THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                    THE MERGER - Herbalife Board of Directors' Recommendation



ITEM 13.  FINANCIAL STATEMENTS.

          ITEM 1010

          (a), (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    THE MEETING - Herbalife's Selected Consolidated Financial Information

                    THE MEETING - Other Financial Data

                    INCORPORATION BY REFERENCE

          (b) The information contained in the section of the Proxy Statement entitled "THE MEETING - Other Financial Data" is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          ITEM 1009

          (a), (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                    SUMMARY TERM SHEET - The Merger - Where You Can Find More Information

                    THE MEETING - General

                    THE MEETING - Voting Information

                    THE MEETING - Herbalife Board of Directors' Recommendation

                    THE MERGER - Background of the Merger

                    INTERESTS OF CERTAIN PERSONS IN THE MERGER - Special
                    Committee

                    INTERESTS OF CERTAIN PERSONS IN THE MERGER - Arrangements with Continuing Management

                    WHERE YOU CAN FIND MORE INFORMATION



ITEM 15.  ADDITIONAL INFORMATION.

          ITEM 1011

          (b) The information contained in the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.



ITEM 16.  EXHIBITS.

          ITEM 1016

          (a)(2) Preliminary Proxy Statement and form of proxy card filed with the Securities and Exchange Commission on May 7, 2002.

          (a)(5) Press Release of the Company announcing the signing of the Agreement and Plan of Merger dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. is incorporated by reference to Exhibit 99.1 of the

                    Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2002.

          (b)(1) Commitment Letter dated April 10, 2002 to Whitney & Co., LLC and Golden Gate Private Equity, Inc. from UBS AG, Stamford Branch and UBS Warburg, LLC.

          (b)(2) Commitment Letter, dated April 10, 2002 to WH Holdings (Cayman Islands) Ltd. from Whitney V, L.P.

          (b)(3) Commitment Letter, dated April 10, 2002 to WH Holdings (Cayman Islands) Ltd. from Golden Gate Private Equity, Inc.

          (c)(1) Opinion of Barrington Associates attached as ANNEX B to the Proxy Statement.

          (c)(2) Opinion of Morgan Stanley & Co. Incorporated attached as ANNEX C to the Proxy Statement.

          (d) Agreement and Plan of Merger, dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. attached as ANNEX A to the Proxy Statement.

          (e)       Not Applicable.

          (f)       None.

          (g)       None.

          (h)       None.



                                    SIGNATURE

          After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: May 7, 2002

                                             HERBALIFE INTERNATIONAL, INC.



                                             By:  /s/ Francis X. Tirelli
                                                  ------------------------------
                                                  Name: Francis X. Tirelli
                                                  Title: Chief Executive Officer

                                             WH HOLDINGS (CAYMAN ISLANDS) LTD.



                                             By:  /s/ Steven E. Rodgers
                                                  ------------------------------
                                                  Name: Steven E. Rodgers
                                                  Title: President


                                             WH ACQUISITION CORP.



                                             By:  /s/ Steven E. Rodgers
                                                  ------------------------------
                                                  Name: Steven E. Rodgers
                                                  Title: President


                                             WHITNEY V, L.P.

                                             By:  WHITNEY EQUITY PARTNERS V, LLC
                                                  its General Partner



                                             By:  /s/ Daniel J. O'Brien
                                                  ------------------------------
                                                  Name: Daniel J. O'Brien
                                                  Title: Managing Member


                                             CCG INVESTMENTS (BVI), L.P.

                                             By:  Golden Gate Capital
                                                  Management, L.L.C.
                                                  its General Partner



                                             By:  /s/ Jesse Rogers
                                                  ------------------------------
                                                  Name: Jesse Rogers
                                                  Title: Managing Director



                                             /s/  Francis X. Tirelli
                                             ------------------------------
                                             FRANCIS X. TIRELLI



                                             /s/  Douglas S. Sages
                                             -----------------------------------
                                             DOUGLAS S. SAGES

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

               (a)(2) Preliminary Proxy Statement and form of proxy card filed with the Securities and Exchange Commission on May 7, 2002.

               (a)(5) Press Release of the Company announcing the signing of the Agreement and Plan of Merger dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. is incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2002.

               (b)(1) Commitment Letter dated April 10, 2002 to Whitney & Co., LLC and Golden Gate Private Equity, Inc. from UBS AG, Stamford Branch and UBS Warburg, LLC.

               (b)(2) Commitment Letter, dated April 10, 2002 to WH Holdings (Cayman Islands) Ltd. from Whitney V, L.P.

               (b)(3) Commitment Letter, dated April 10, 2002 to WH Holdings (Cayman Islands) Ltd. from Golden Gate Private Equity, Inc.

               (c)(1) Opinion of Barrington Associates attached as ANNEX B to the Proxy Statement.

               (c)(2) Opinion of Morgan Stanley & Co. Incorporated attached as ANNEX C to the Proxy Statement.

               (d) Agreement and Plan of Merger, dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. attached as ANNEX A to the Proxy Statement.

               (e)       Not Applicable.

               (f)       None.

               (g)       None.

               (h)       None.